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                                                                    Exhibit 99.1


March 25, 2003


                   Management Report on Internal Control Over
           Servicing of Securitized Automobile Financing Receivables
           ---------------------------------------------------------


Management of the Chase Manhattan Bank USA, N.A. is responsible for establishing and maintaining effective internal control over servicing of securitized automobile financing receivables, which is designed to provide reasonable assurance regarding the proper servicing of securitized automobile financing receivables. The internal control system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

There are inherent limitations in any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to servicing of securitized automobile financing receivables. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management of the Chase Manhattan Bank USA, N.A. assessed its internal control over servicing of securitized automobile financing receivables for the 12 months ended December 31, 2002 in relation to the criteria for effective internal control established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, for the 12 months ended December 31, 2002, the Chase Manhattan Bank USA, N.A. maintained effective internal control over servicing of securitized automobile financing receivables.




/s/ Michael Barrett
--------------------------------
Michael Barrett, President
Chase Manhattan Bank USA, N.A.




/s/ Keith Schuck
--------------------------------
Keith Schuck, Vice President/CFO
Chase Manhattan Bank USA, N.A.